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                          May 11, 2020

       Joseph Cutillo
       Chief Executive Officer
       STERLING CONSTRUCTION CO INC
       1800 Hughes Landing Blvd.
       Suite 250
       The Woodlands, TX 77380

                                                        Re: STERLING
CONSTRUCTION CO INC
                                                            Form S-3
                                                            Filed May 5, 2020
                                                            File No. 333-238001

       Dear Mr. Cutillo :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Alexandra C. Layfield,
Esq.